UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports Fourth Quarter 2022 Financial Results

Fourth quarter GMV and total revenue YoY growth reached 34% and 23%, respectively

Gross profit increased 32% YoY in the same quarter, a margin expansion of 501 bps YoY

Fourth quarter non-GAAP income from operations and positive free cash flow

NEW YORK--(BUSINESS WIRE)--March 2, 2023--VTEX (NYSE: VTEX), the global enterprise digital commerce platform for premier brands and retailers, today announced results for the fourth quarter of 2022 ended December 31, 2022. VTEX results have been prepared in accordance with International Financial Reporting Standards (“IFRS)” and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “In 2022, VTEX outperformed industry growth with strong same-store sales from our existing customers and new customers additions. In 2023, despite ongoing macro uncertainties, we aim to continue outperforming the market while improving margins.” Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “2022 marked a significant milestone in our global expansion journey with advancements in the US and Europe and successful customer deployments in India and South Africa among others. Despite the increase in sales cycle time, the progress we made this year gives us greater confidence in being well positioned to continue capturing market share.”

Fourth Quarter 2022 Operational and Financial Highlights

  GMV reached US$3.9 billion in the fourth quarter of 2022, representing a YoY increase of 34.4% in USD and 29.2% on an FX neutral basis.
  Total revenue increased to US$45.5 million in the fourth quarter of 2022, from US$37.1 million in the fourth quarter of 2021, representing a YoY increase of 22.5% in USD and 19.6% on an FX neutral basis.
  Subscription revenue represented 93.9% of total revenues and increased to US$42.7 million in the fourth quarter of 2022, from US$34.5 million in the fourth quarter of 2021, a YoY increase of 23.8% in USD and 20.1% on an FX neutral basis.
  Non-GAAP subscription gross profit was US$31.4 million in the fourth quarter of 2022, compared to US$24.1 million in the fourth quarter of 2021, representing a YoY increase of 30.2% in USD and 25.0% on an FX neutral basis.

    Non-GAAP subscription gross margin was 73.5% in the fourth quarter of 2022, compared to 69.9% in the same quarter of 2021. Non-GAAP subscription gross profit margin YoY 359 bps expansion was mainly attributable to operational hosting cost efficiencies, support cost optimization among other impacts.

  Non-GAAP income from operations was US$2.1 million during the fourth quarter of 2022, compared to a Non-GAAP loss from operations of US$6.0 million in the third quarter of 2022 and a Non-GAAP loss from operations of US$10.9 million in the same quarter of 2021.
  Non-GAAP positive free cash flow was US$2.5 million during the fourth quarter of 2022, compared to a Non-GAAP negative free cash flow of US$3.3 million in the third quarter of 2022 and US$21.3 million in the same quarter of 2021.
  Our total headcount decreased to 1,347 as of December 31, 2022, representing a decrease of 22.0% YoY and a decrease of 4.1% QoQ.
  On August 8, 2022 the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30.0 million. As of December 31, 2022, we repurchased 3.3 million shares at an average price of US$3.90 per share for a total cost of US$12.8 million.

Fourth Quarter 2022 Commercial Highlights:

  New customers that initiated their operations with us, among others: Bretas, Oba Hortifruti and Superpão in Brazil, Garmin in Colombia, Old Navy in Mexico, Inpost Fresh in Poland, Auchan in Romania, Danone Font Vella in Spain and Reebok in Argentina, Brazil, Chile, Colombia and Peru.
  Existing customers expanding their operations with us by opening new online stores, among others: Belcorp, who added stores in Mexico and Peru, currently operating in 4 countries in Latin America; Electrolux, who added a store in Brazil, currently operating in 6 countries in Latin America; Samsung, who added B2B in Brazil, currently operating both B2C and B2B with us; and Carrefour, who integrated more than 150 physical stores into their omnichannel operations in Brazil.

Fourth Quarter 2022 Product Innovation Highlights:

We innovate aligned with our guiding principles. VTEX key innovations deployed this quarter:

  Zero friction onboarding and collaboration:
    Cencosud, a conglomerate with a diverse product portfolio, has chosen VTEX to manage the operations of its 14 brands. The company has been operating with VTEX since 2016. By using VTEX fast delivery filters they have seen improvement in conversion rates, acceleration in sales, and increased customer satisfaction. VTEX's tailored solution is enhancing their categorization, search tools, and promotion and delivery modules to better serve their customers.
    Carrefour, a French retail company, chose VTEX in 2020 to enhance their performance in Brazil, their second-largest market. With 817 stores in Brazil, Carrefour sought to improve their order management, marketplace, and omnichannel services with VTEX's scalability. Recently in 4Q22, Carrefour integrated their physical stores with VTEX's OMS capabilities, including personalized search, click & collect, improved delivery, and integrated POS system, leading to a better customer experience and increased efficiency.
    Motorola used their global contract with VTEX to launch their online store in India. VTEX's localization was crucial for successful implementation due to compliance with local regulations. Easy integration of third parties and the helpful VTEX customer success team aided in enabling multiple 3PLs. Motorola has a highly customized homepage with fast checkout and easy navigation, which led to an increase in their conversion rate.
    Auchan, one of the largest retailers globally with a strong presence in Europe, selected VTEX to revamp its online operations in Romania with new features to improve the customer experience. The new platform, running on VTEX, is more user-friendly and offers fresh product delivery, new delivery and pickup locations, and can be accessed from any device. VTEX is also improving Auchan's website loading speed and mobile compatibility. Future plans include additional customer features and user generated content.

  Commerce on auto-pilot and co-pilot
    A leading global kitchen and laundry appliances company, through its global account, has continued to expand its partnership with VTEX. Our global contract signed by VTEX US branch was a crucial factor in successfully launching their high-end home appliance brand operations in Europe. Our customer is now utilizing a composable approach in EMEA, with VTEX's new customized checkout solution, which allows customers to have more flexibility in their checkout page by leveraging VTEX's APIs with all store framework components. Their high-end home appliance brand fully adopted the headless approach in the front-end of its new ecommerce website for Ireland. With that, they can now select the tools they need to create a tailored user experience and quickly build content-rich shopping experiences without starting from scratch.
    VTEX has developed a detailed process of testing and identifying vulnerabilities through scans and penetration tests. With this new feature, our customers can learn and run security assessments on their own.
  The development platform of choice for digital commerce:
    A partnership agreement was signed with ClearSale, a company specializing in digital anti-fraud solutions in various segments, for volumes processed in Brazil with the goal of expanding worldwide. ClearSale's plugin provides customers with confidence and trust, leading to high approval rates and avoiding false positives.
    A global partnership with Nuvei has been formed to provide increased flexibility and customization for retailers as VTEX expands into Latin America and new markets in Asia Pacific, North America, and Europe. The partnership is already available for VTEX's customers worldwide and retailers and brands will benefit from Nuvei's advanced acceptance rate optimization, seamless onboarding, and a fully customized approach to boost their revenues.

Full-Year 2022 Operational and Financial Highlights

  GMV reached US$12.7 billion in 2022, representing a YoY increase of 31.3% in USD and 26.8% on an FX neutral basis.
  Number of customers totaled more than 2.6 thousand in 2022, up from 2.4 thousand in 2021. Number of customers with annual revenue above US$250 thousand increased to 94 from 76 the prior year.
  Number of stores totaled more than 3.4 thousand in 2022, a YoY increase of 6.0%, in 38 countries. Our top 100 customers have an average of 5.9 stores per customer, up from 4.8 in 2021. Active stores with more than US$25 thousand Annual Recurring Revenue (“ARR”) represented 85.0% of our revenue and reached an average ARR per store of US$138.2 thousand.
  Total revenues increased to US$157.6 million in 2022, from US$125.8 million in 2021, representing a YoY increase of 25.3% in USD and 22.3% on an FX neutral basis.
  In 2022, our same-store-sales (“SSS”) were up 17.2% on a FX Neutral basis, on top of 2021 SSS growth of 11.8%.
  Revenue from existing stores increased to US$113.8 million in 2022. The net revenue retention rate (“NRR”) on a FX neutral basis was 105.3% in 2022, impacted by macro conditions and continuous physical stores reopening, on top of a NRR of 105.1% in the fiscal year 2021, also impacted by physical stores reopening.
  Revenues from new stores increased to US$21.3 million in 2022 compared to US$19.4 million in the fiscal year 2021, which included US$4.1 million from our Workarea acquisition.
  In 2022, Brazil revenues increased by 23.7%, Latin America excluding Brazil by 14.4%, and Rest of the World by 47.0% on a YoY FX neutral basis, and 38%, 57% and 78%, respectively, on a 3-year CAGR. In 2022, Brazil, Latin America excluding Brazil and Rest of the World represented 55%, 35% and 10% of our total revenue respectively, compared to 53%, 38% and 9% respectively in 2021.
  Subscription revenue represented 94.2% of total revenues and increased to US$148.5 million in 2022, from US$118.5 million in 2021, a YoY increase of 25.3% in USD and 21.6% on an FX neutral basis.
  In 2022, R&D represented 32% of total employees, decreasing 26.0% YoY, S&M represented 28% of total employees, decreasing 31.8% YoY, G&A represented 18% of total employees, increasing 1.6% YoY, and under COGS we have our customer success teams which represented 21% of total employees, decreasing 15.4% YoY.

Business Outlook

Consumer purchasing omnichannel trends showed staying power following the outbreak of COVID-19 in 2020 and the reopening of physical stores that followed. As a consequence, integrating ecommerce to leverage existing physical stores asset base has become a crucial aspect for the business strategy of enterprise brands and retailers. Omnichannel has gone from being a desirable feature to a vital tool for engaging with consumers in a consistent and relevant manner.

Brands and retailers are now integrating physical, desktop, mobile, interactive, social, conversational commerce, and other channels into their omnichannel strategy. The increasing complexity of building a proper omnichannel strategy allows VTEX to position itself as the backbone of commerce, integrating all these channels into one unified ecosystem.

Additionally, the global macroeconomic environment has imposed challenges to retailers and ecommerce players with the increase in interest rates and labor costs impacting consumption and pressuring margins. As we enter 2023, the macroeconomic outlook remains uncertain and we believe VTEX can help brands and retailers navigate and overcome these circumstances.

Despite these challenges, our company has not seen a significant deterioration in our most relevant long-term performance metrics. However, due to the extended sales cycle resulting from the increased implementation time of the VTEX platform and longer ramp-up periods for new customers, we are reflecting that into our projections for this year. We are closely monitoring the current performance of our customers and sales funnel and taking necessary actions to ensure our business's continued growth and success.

In this context, we are currently targeting revenue for the first quarter of 2023 in the US$41.0 million to US$41.5 million range, implying a YoY growth of 19% in USD and 19% on an FX neutral basis in the middle of the range.

For the full year 2023, we expect FX neutral YoY revenue growth of 15% to 19%, implying a range of US$183.0 million to US$189.0 million, based on February average FX rates.

Despite navigating a volatile environment, both in terms of macro conditions and consumer behavior, we continue to focus on helping our customers digitally transform their commerce operations and outperform the market. We are satisfied with and excited about the expanding market opportunity in front of us and the resilience of our customer base. After expanding the platform significantly during the past few years, we are executing on our strategy of profitable growth. Therefore, we anticipate significant YoY expansion of our non-GAAP operating income margins in the first half of 2023, followed by incremental lighter improvements in the second half of the year.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ''Forward-Looking Statements'' below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months and twelve months ended December 31, 2022 and 2021.

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
GMV	3,903.7	2,905.6	12,687.7	9,665.8
GMV growth YoY FXN (1)	29.2%	16.1%	26.8%	31.1%
Revenue	45.5	37.1	157.6	125.8
Revenue growth YoY FXN (1)	19.6%	29.5%	22.3%	29.8%
Non-GAAP subscription gross profit (2)(4)	31.4	24.1	107.6	80.8
Non-GAAP subscription gross profit margin (3)(4)	73.5%	69.9%	72.4%	68.2%
Non-GAAP income (loss) from operations (4)	2.1	(10.9)	(35.1)	(43.1)
Total number of employees	1,347	1,727	1,347	1,727

(1) Calculated by using the average monthly exchange rates for the applicable months during 2021, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2022, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2) Corresponds to our subscription revenues minus our subscription costs.
(3) Corresponds to our subscription gross profit divided by subscription revenues.
(4) Reconciliation of non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-844-200-6205 (Conference ID –986676–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company's website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“SSS” means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Non-GAAP Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Subscription revenue	42.7	34.5	148.5	118.5
Subscription cost	(11.5)	(10.5)	(41.4)	(38.4)
Subscription gross profit	31.2	24.1	107.1	80.1
Share-based compensation	0.2	0.1	0.5	0.7
Non-GAAP subscription gross profit	31.4	24.1	107.6	80.8
Non-GAAP subscription gross margin	73.5%	69.9%	72.4%	68.2%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Sales & Marketing expense	(12.4)	(17.5)	(67.8)	(63.5)
Share-based compensation expense	1.1	0.6	2.9	5.5
Amortization of intangible related to acquisitions	0.3	0.3	1.2	1.1
Offering expenses (“IPO”) (1)	-	-	-	0.2
Non-GAAP Sales & Marketing expense	(11.0)	(16.6)	(63.7)	(56.7)

Research & Development	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Research & Development expense	(14.1)	(11.9)	(57.2)	(45.2)
Share-based compensation expense	1.7	0.2	4.8	5.9
Amortization of intangible related to acquisitions	0.2	0.4	0.9	0.9
Offering expenses (“IPO”) (1)	-	-	-	0.1
Non-GAAP Research & Development expense	(12.1)	(11.7)	(51.5)	(38.3)

General & Administrative	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
General & Administrative expense	(7.1)	(6.9)	(28.3)	(31.9)
Share-based compensation expense	1.5	1.0	4.4	7.1
Amortization of intangible related to acquisitions	0.0	-	0.0	0.0
Offering expenses (“IPO”) (1)	-	-	-	0.9
Non-GAAP General & Administrative expense	(5.6)	(5.9)	(24.0)	(23.9)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to income (loss) from operations for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Loss from operations	(3.0)	(13.1)	(49.9)	(65.9)
Share-based compensation expense	4.6	1.6	12.8	19.6
Amortization of intangibles related to acquisitions	0.5	0.7	2.1	2.0
Offering expenses (“IPO”) (1)	-	-	-	1.3
Non-GAAP Income (loss) from operations	2.1	(10.9)	(35.1)	(43.1)

The following table presents a reconciliation of our Non-GAAP free cash flow to net cash provided (used) by operating activities for the following periods:

	Three months ended December 31,		Twelve months ended December 31,
(in millions of US$, except as otherwise indicated)	2022	2021	2022	2021
Net cash provided (used) in operating activities	2.6	(21.2)	(29.2)	(53.0)
Acquisitions of intangibles	-	(0.0)	-	(0.4)
Acquisitions of property and equipment	(0.1)	(0.1)	(0.3)	(1.4)
Non-GAAP free cash flow	2.5	(21.3)	(29.6)	(54.8)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months period ended December 31, 2022:

	Three months ended December 31,
	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	2022	2021	Percentage change	2022	2021	Percentage change
Subscription revenue	42.7	34.5	23.8%	41.5	34.5	20.1%
Services revenue	2.8	2.6	6.4%	2.9	2.6	13.0%
Total revenue	45.5	37.1	22.5%	44.4	37.1	19.6%
Subscription cost	(11.5)	(10.5)	9.8%	(11.5)	(10.5)	9.5%
Services cost	(3.1)	(3.3)	(5.7)%	(3.3)	(3.3)	(0.6)%
Total cost	(14.6)	(13.8)	6.1%	(14.8)	(13.8)	7.3%
Gross profit	30.9	23.4	32.3%	29.6	23.4	26.8%
Operating expenses	(33.9)	(36.5)	(7.1)%	(34.2)	(36.5)	(6.3)%
Loss from operation	(3.0)	(13.1)	(77.0)%	(4.6)	(13.1)	(65.0)%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the enterprise digital commerce platform where global brands and retailers run their world of commerce. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. VTEX helps global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with unprecedented time-to-market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,600 customers, including Carrefour, Colgate, Motorola, and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31st, 2022). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX
Consolidated statements of profit or loss
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Subscription revenue	42,732	34,529	148,475	118,466
Services revenue	2,753	2,587	9,145	7,307
Total revenue	45,485	37,116	157,620	125,773

Subscription cost	(11,491)	(10,469)	(41,408)	(38,380)
Services cost	(3,103)	(3,291)	(11,424)	(11,212)
Total cost	(14,594)	(13,760)	(52,832)	(49,592)
Gross profit	30,891	23,356	104,788	76,181

Operating expenses
General and administrative	(7,052)	(6,913)	(28,348)	(31,889)
Sales and marketing	(12,404)	(17,459)	(67,798)	(63,521)
Research and development	(14,059)	(11,915)	(57,205)	(45,186)
Other losses	(402)	(211)	(1,356)	(1,514)
Loss from operations	(3,026)	(13,142)	(49,919)	(65,929)

Financial income	7,645	2,295	23,770	7,414
Financial expense	(4,939)	(3,664)	(31,401)	(12,058)
Financial result, net	2,706	(1,369)	(7,631)	(4,644)

Equity results	347	190	1,106	587

Income (loss) before income tax	27	(14,321)	(56,444)	(69,986)

Income tax

Current	(136)	(35)	(877)	(1,646)
Deferred	(213)	3,731	4,902	11,118
Total income tax	(349)	3,696	4,025	9,472

Net loss for the period	(322)	(10,625)	(52,419)	(60,514)

Attributable to controlling shareholders	(323)	(10,625)	(52,418)	(60,511)
Non-controlling interest	1	-	(1)	(3)

Loss per share
Basic loss per share	(0.002)	(0.056)	(0.275)	(0.333)
Diluted loss per share	(0.002)	(0.056)	(0.275)	(0.333)

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	24,394	121,006
Restricted cash	1,608	1,183
Marketable securities and short-term investments	214,164	177,191
Trade receivables	36,844	34,682
Recoverable taxes	5,122	6,881
Deferred commissions	663	263
Prepaid expenses	4,152	7,911
Derivative financial instruments	117	-
Other current assets	93	399
Total current assets	287,157	349,516

Non-current assets
Trade receivables	5,432	6,143
Deferred tax assets	17,710	12,572
Prepaid expenses	204	343
Recoverable taxes	3,334	556
Deferred commissions	1,790	1,246
Other non-current assets	957	435
Right-of-use assets	4,818	5,183
Property and equipment, net	3,909	4,711
Intangible assets, net	31,210	33,644
Investments in joint venture	1,152	621
Total non-current assets	70,516	65,454
Total assets	357,673	414,970

	December 31, 2022	December 31, 2021
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	34,136	29,537
Loans and financing	1,153	2,087
Taxes payable	4,128	5,035
Lease liabilities	1,898	1,105
Deferred revenue	20,332	16,598
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiaries	299	4,260
Other current liabilities	70	133
Total current liabilities	62,016	58,888

Non-current liabilities
Accounts payable and accrued expenses	511	1,977
Loans and financing	-	1,192
Taxes payable	160	160
Lease liabilities	3,737	4,886
Accounts payable from acquisition of subsidiaries	-	2,163
Deferred revenue	13,923	16,204
Deferred tax liabilities	2,464	2,045
Other non-current liabilities	185	266
Total non-current liabilities	20,980	28,893

EQUITY
Issued Capital	19	19
Capital reserve	390,885	390,466
Other reserves	127	652
Accumulated losses	(116,373)	(63,955)
Equity attributable to VTEX’s shareholders	274,658	327,182
Non-controlling interests	19	7
Total shareholders’ equity	274,677	327,189
Total liabilities and equity	357,673	414,970

VTEX
Consolidated statements of cash flows
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2022	December 31, 2021

Net loss for the year	(52,419)	(60,514)
Adjustments for:
Depreciation and amortization	4,616	4,072
Deferred income tax	(4,902)	(11,118)
Loss on disposal of rights of use, property, equipment, and intangible assets	(9)	54
Expected credit losses from trade receivables	852	887
Share-based compensation	12,202	9,217
Provision for payroll taxes (share-based compensation)	(1,125)	7,611
Adjustment of hyperinflation	5,175	2,274
Equity results	(1,106)	(587)
Fair value (gains) losses	2,522	(1,188)
Other and foreign exchange, net	534	666
Change in operating assets and liabilities
Trade receivables	(3,579)	(16,749)
Recoverable taxes	(671)	(2,692)
Prepaid expenses	3,947	(2,741)
Other assets	(583)	186
Accounts payable and accrued expenses	5,229	7,417
Taxes payable	(1,495)	3,102
Deferred revenue	1,157	12,330
Other liabilities	745	(364)
Cash used in operating activities	(28,910)	(48,137)
Income tax paid	(312)	(4,854)
Net cash used in operating activities	(29,222)	(52,991)
Cash flows from investing activities
Dividends received from joint venture	147	-
Purchase of short-term investment	(111,612)	(177,816)
Redemption of short-term investment	78,011	1,053
Purchase of marketable securities	(9,003)	-
Redemption of marketable securities	-	16,857
Interest and dividend received from short-term investments	1,110	588
Payment of business acquired	(1,692)	(5,712)
Acquisitions of intangible assets	-	(368)
Acquisitions of property and equipment	(340)	(1,383)
Net cash used in investing activities	(43,379)	(166,781)
Cash flows from financing activities
Derivative financial instruments	(746)	-
Changes in restricted cash	(348)	246
Proceeds from the exercise of stock options	567	3,830
Net-settlement of share-based payment	(1,615)	(2,705)
Capital increase	-	1,000
Capital increase - proceeds from initial public offering, net of transaction costs	-	296,318
Buyback of shares	(12,798)	(2,423)
Payment of loans and financing	(2,651)	(10,886)
Interest paid	(56)	(104)
Principal elements of lease payments	(1,263)	(913)
Lease interest paid	(670)	(680)
Net cash provided by (used in) financing activities	(19,580)	283,683
Net increase (decrease) in cash and cash equivalents	(92,181)	63,911
Cash and cash equivalents, beginning of the year	121,006	58,557
Effect of exchange rate changes	(4,431)	(1,462)
Cash and cash equivalents, end of the year	24,394	121,006

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets	983	494
Issue of ordinary shares as consideration for a business combination	3	1,469
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	8,264
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	13	7

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 02, 2023

VTEX

By: /s/ Ricardo Camatta Sodre
Name: Ricardo Camatta Sodre
Title: Chief Financial Officer